Exhibit 99.2

	CAPITALIZATION & INDEBTEDNESS

	THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB

		September 30, 2020
		(in € m.)
	Debt (1), (2):
	Long-term debt	149,922
	Trust preferred securities	1,338
	Long-term debt at fair value through profit or loss	3,553
	Total debt	154,812

	Shareholders' equity:
	Common shares (no par value)	5,291
	Additional paid-in capital	40,529
	Retained earnings	9,558
	Common shares in treasury, at cost	(14)
	Equity classified as obligation to purchase common shares	-
	Accumulated other comprehensive income, net of tax
	Unrealized net gains (losses) on financial assets at FVOCI, net of tax and other	206
	Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	4
	Unrealized net gains (losses) on assets classified as held for sale, net of tax	-
	Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at FVTPL , net of tax	52
	Foreign currency translation, net of tax	(896)
	Unrealized net gains from equity method investments	(1)
	Total shareholders' equity	54,729
	Equity component of financial instruments	5,825
	Noncontrolling interest	1,636
	Total equity	62,190
	Total capitalization	217,002

[1]	€ 734 million (0.5)% of our debt was guaranteed by the German government as of September 30, 2020 related to legacy positions assumed in the context of the Postbank takeover.
[2]	€ 59,934 million (39%) of our debt was secured as of September 30, 2020.

Due to rounding, numbers may not add up precisely to the totals provided.

1